TERMS SUPPLEMENT NO. 5 dated May 17, 2007
To Prospectus Supplement and Prospectus dated February 5, 2007 and
Product Supplement No. 1 dated April 12, 2007	Filed pursuant to Rule 433
relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Registration Statement No. 333-140456
EKSPORTFINANS ASA
$[•] 15.52% Six Month Reverse Convertible Notes
Linked to NYSE Euronext
due November 28, 2007
Offering Information

Issuer:	Eksportfinans ASA

Issuer rating:	Aaa (Moody’s)/AA+ (Standard & Poor’s)/AAA (Fitch)

Specified Currency:	U.S. dollars

Aggregate face amount:	[•]

CUSIP No.:	28264QFT6

ISIN:	US28264QFT67

Agent:	Natixis Securities North America Inc. 9 West 57th St. New York, New York 10019

Agent acting in the capacity as:	Principal

Investing in the notes involves a number of risks. See “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement.

	Price to Public	Fees and Commissions	Proceeds to Us

Per note	$[•]	$[•]*	$[•]
Total	$[•]	$[•]*	$[•]

*	See “Supplemental plan of distribution” below.

     You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this terms supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.
     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Natixis Securities North America Inc.
     Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1 and this terms supplement if you so request by calling toll-free 1-866-369-6147.

Key Terms of the Notes
Reference Shares:	NYSE Euronext (the Reference Shares) (ISIN: US6294911010) are traded on the New York Stock Exchange (NYSE) (the Relevant Exchange) under the symbol “NYX”.

Interest Rate:	15.52% per annum, payable monthly in arrears in 6 equal 1.2933% payments on each of June 28, 2007, July 30, 2007, August 28, 2007, September 28, 2007, October 29, 2007 and November 28, 2007 (each an Interest Payment Date).

Redemption Amount:	The Redemption Amount payable on the Maturity Date in respect of each $1,000.00 face amount will be:

●	if the official closing price of the Reference Shares quoted by the Relevant Exchange has not been below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

●	if the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level on the Determination Date is less than the Initial Reference Level.

Initial Reference Level:	$ [•, the official closing level of the Reference Shares on the Trade Date.]

Final Reference Level:	The official closing level of the Reference Shares on the Determination Date.

Knock-In Level:	$[•] which is 80% of the Initial Reference Level.

Share Redemption Amount:	[•] Reference Shares per note that you hold, which number of shares is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level.

Trade Date:	May 18, 2007

Original Issue Date:	May 25, 2007

Determination Date:	November 23, 2007

Maturity Date†:	November 28, 2007

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at maturity” in the accompanying product supplement no. 1.

Denomination:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation agent:	Natixis Derivatives Inc. 9 West 57th St., 35th Floor Attn: General Counsel Telephone No.: +1 212 891 6137 Fascimile No.: +1 212 891 1922
Additional terms specific to the notes
     You should read this terms supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This terms supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
     You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):
http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm
     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.
Selected risk considerations
     An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk factors” section of the accompanying product supplement no. 1 dated April 12, 2007.

Hypothetical examples of amounts payable at maturity
     The following tables set out the total return to the Maturity Date of a note, based on the assumptions outlined below and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.
     The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1.
     The tables below assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.
     The market price of each of the Reference Shares has been volatile in the past, and their performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Shares set forth elsewhere in this terms supplement. For information about the price of the Reference Shares during recent periods, see “The Reference Shares” below.
     If the official closing price quoted by the Relevant Exchange never falls below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, or if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, the Redemption Amount will be paid in cash.
     By contrast, if the official closing price of the Reference Shares quoted by the Relevant Exchange is less than the corresponding Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, and the Final Reference Level is less than the Initial Reference Level on the Determination Date, the Redemption Amount payment on the Maturity Date will be made in the Reference Shares (with fractional shares paid in cash).
NYSE Euronext
     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of $79.55 and a hypothetical Knock-In Level of $63.64. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

			6 Month
Assumed Closing Price	Value of	6 Monthly	Total Return
of Reference Shares	Payment at	Interest
on Determination Date	Maturity	Payments	$	%
Greater than: $79.55	$1,000.00	$77.60	$1,077.60	7.7600%
$79.55	$1,000.00	$77.60	$1,077.60	7.7600%
$74.25	$1,000.00	$77.60	$1,077.60	7.7600%
$68.94	$1,000.00	$77.60	$1,077.60	7.7600%
$63.65	$1,000.00	$77.60	$1,077.60	7.7600%
     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, assuming a hypothetical Initial Reference Level of $79.55 and a hypothetical Knock-In Level of $63.64. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

			6 Month
Assumed Closing Price	Value of	6 Monthly	Total Return
of Reference Shares	Payment at	Interest
on Determination Date	Maturity	Payments	$	%
Greater than: $79.55	$1,000.00	$77.60	$1,077.60	7.760%
$79.55	$1,000.00	$77.60	$1,077.60	7.760%
$71.60	$900.00	$77.60	$977.60	-2.240%
$63.64	$800.00	$77.60	$877.60	-12.240%
$55.69	$700.00	$77.60	$777.60	-22.240%
$38.18	$600.00	$77.60	$677.60	-32.240%
$31.82	$500.00	$77.60	$577.60	-42.240%
$15.27	$400.00	$77.60	$477.60	-52.240%
$11.46	$300.00	$77.60	$377.60	-62.240%
$3.05	$200.00	$77.60	$277.60	-72.240%
$1.53	$100.00	$77.60	$177.60	-82.240%
$0.00	$0.00	$77.60	$77.60	-92.240%

The Reference Shares
General
     Unless otherwise stated, all information contained herein on the Reference Shares and on the issuer of the Reference Shares is derived from publicly available sources and is provided for informational purposes only.
     The Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.
     According to its publicly available documents, NYSE Euronext was organized on May 22, 2006. As of December 31, 2006 and up until April 4, 2007, NYSE Euronext had no assets (other than the $100.00 it received on June 1, 2006 from the sale of one share of its common stock to NYSE Group) and had not conducted any material activities other than those incident to its formation. However, on April 4, 2007, upon the consummation of the combination, NYSE Euronext became the parent company of NYSE Group and Euronext and each of their respective subsidiaries. NYSE Group operates and regulates two securities exchanges: the NYSE and NYSE Arca, Inc. NYSE Group is a leading provider of securities listing, trading and related information products and services. NYSE Group was formed in connection with the merger of the NYSE and Archipelago, which was completed on March 7, 2006. Although the trading platforms of the NYSE and NYSE Arca currently operate separately, they are actively integrating some of their activities to achieve revenue and cost synergies. Information provided to or filed with the SEC by NYSE Euronext pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-32829.
     In addition, information regarding the issuer of the Reference Shares may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.
     This terms supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this terms supplement regarding the issuer of the Reference Shares from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any of the issuer of the Reference Shares in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding any of the issuer of the Reference Shares are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this terms supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of any of the Reference Shares (and therefore the Initial Reference Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning any of the issuer of the Reference Shares could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about any of the issuer of the Reference Shares after the date of this terms supplement.
     Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the issuer of the Reference Shares as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.
     Historical Performance
     The Reference Shares are traded on NYSE under the symbol “NYX”. The following table sets forth the published intra-day high, low and closing prices of each of the Reference Shares since March 2006. We obtained the information in the tables below from Bloomberg without independent verification.

     Any historical upward or downward trend in the price of any of the Reference Shares during any period shown below is not an indication that the price of those Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of any of the Reference Shares. We cannot assure you that the future performance of any of the Reference Shares will result in your receiving the face amount notes or more on the Maturity Date. The actual performance of any of the Reference Shares over the life of the notes may bear little relation to the historical levels shown below.

Period	High	Low	Period End
2006
First Quarter	$87.530	$67.000	$79.250
Second Quarter	78.250	49.980	68.480
Third Quarter	74.750	56.350	74.750
Fourth Quarter	108.960	72.970	97.200
2007
First Quarter	$108.210	$80.590	$93.750
Second Quarter (through May 15)	101.000	79.550	79.550
Supplemental information regarding taxation in the United States
   The amount of the stated interest rate on the note that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) equals 5.36%, and the remaining 10.16% constitutes Put Premium (as defined in the accompanying product supplement no. 1).
     Please refer to “Taxation in the United States” beginning on PS-16 of the accompanying product supplement no. 1.
Supplemental plan of distribution
     The notes are being purchased by Natixis Securities North America Inc. (the agent) as principal, pursuant to a terms agreement between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the notes.
     See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.